Filed by Vari-L Company, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to rule 14a-12(b)
Subject Company: Sirenza Microdevices, Inc.
Commission File No. 333-102-099

The following is a transcript of a presentation made by Chuck Bland and Rick Dutkiewicz, Chief Executive Officer and Chief Financial Officer, respectively, of Vari-L Company, Inc. to members of the investment community via teleconference on February 13, 2003:

TRANSCRIPT

The operator from ACT Teleconferencing will welcome callers to the call, provide verbal instructions and a format for the call, and introduce Chuck and Rick.

RICK DUTKIEWICZ

This conference call contains “forward looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on a number of assumptions by us about the future, usually based on current conditions or on the broader expectations of others. These assumptions may or may not prove to be correct and, as a result, our own forward-looking statements may also be inaccurate. On the other hand, based on what we know today and what we expect in the future, we believe that the forward-looking statements we make in this conference call are reasonable. In most cases, when we use words like “believe,” “expect,” “estimate,” “anticipate,” “project,” “plan,” or “predict” to describe something which has not yet occurred, we are making a forward-looking statement.

We cannot list here all of the risks and uncertainties that could cause our actual future financial and operating results to differ materially from our historical experience and our present expectations or projections but we can identify many of them. For example, our future results could be affected by the overall market for various types of wireless communications products, the success of the specific products into which our products are integrated, governmental action relating to wireless communications, licensing and regulation, the accuracy of our internal projections as to the demand for certain types of technological innovation, competitors’ products and pricing, the success of new product development efforts, the timely release for production and the delivery of products under existing contracts, the ultimate outcome of pending and threatened litigation and regulatory action, our ability to access the Sirenza loan facility and the consummation of the asset sale with Sirenza as well as those factors discussed in our Form 10-K for the year ended June 30, 2002. Our future results could also be affected by risks and uncertainties related to the proposed transaction with Sirenza, including whether such transaction can be completed and the timing of the closing of such transaction, the amount of additional loans that we incur under our loan facility with Sirenza and whether the $5.3 million loan facility will be adequate to fund the Company’s operations, whether Sirenza will exercise its rights under the loan facility as the result of the current default or in the event of any new default such as the right to accelerate the obligation to repay the loans outstanding, whether the costs of completing the transaction exceed management’s estimates, and the reaction of our customers, vendors and distributors to the proposed transaction. It is also important to remember that forward-looking statements speak only as of the date when they are made and we do not promise that we will publicly update or revise those statements whenever conditions change or future events occur. Accordingly, we do not recommend that any person seeking to evaluate our company should place undue reliance on any forward-looking statement on this conference call.

With that, I’ll turn it over to Chuck Bland.

CHUCK BLAND

Good afternoon and welcome to our second quarter conference call. I’m Chuck Bland, CEO of Vari-L. Rick Dutkiewicz, our chief financial officer, is here with me and he will lead off with a recap of our financial results. I will follow this presentation with some comments of my own and then as usual we’ll open the call to questions. Rick...

RICK DUTKIEWICZ

Thank you, Chuck.

For the quarter ended December 31, 2002, our sales improved 8% compared with the quarter ended September 30, 2002. Additionally, our unit volume increased approximately 20% compared to the immediately preceding quarter. We have recently experienced a design win with one of our major customers for our newly introduced line of wideband VCOs. We expect annual volume for these products to be in excess of 200,000 parts per year. Chuck will spend some time in his portion of this conference call discussing the increased level of activity our design engineering team is spending on new opportunities.

Net sales in the second quarter ended December 31, 2002 were $4.3 million versus $5.6 million in the same quarter last year, a decline that is in line with general industry conditions. Our gross profit improved approximately 35 percent compared with the quarter ended September 30, 2002 to 29 percent of sales. Gross profit for the comparable quarter ended December 31, 2001 was 43 percent of sales. As you are aware from our comments in previous conference calls, since a substantial portion of our cost of sales is due to fixed manufacturing overhead, gross profit is adversely affected by lower levels of sales.

We took the opportunity in the recently completed quarter to reduce our cost base in anticipation of the proposed transaction with Sirenza Microdevices. The reductions were in all functional areas and amounted to an absolute reduction in annual payroll and related costs of over $2 million. These reductions reflected the potential synergies we see with Sirenza along with sizing our business to reflect the current state of the wireless infrastructure market. Total operating expense, excluding non-routine costs associated with workforce reduction, the Sirenza acquisition process and accounting restatements and related legal matters, we actually cut total operating expenses by about $75,000. You notice in our news release that we broke out those non-routine costs, which amounted to nearly $830,000 for the quarter versus just $101,000 for the like quarter a year ago.

For the six-month period net sales were $8.3 million versus $11.3 million for the same period last year. Our gross profit at the mid-year point was 26 percent versus 40 percent in the year-ago period.

Total operating expenses, exclusive of non-routine expenses, were reduced by $214,000 in the six-month period. Again, most of the non-routine expenses were incurred in the second quarter.

At December 31 we had a working capital deficit of $2 million, including cash and cash equivalents of $138,000. Operations have consumed approximately $2.4 million in cash relating to our year-to-date net loss.

On February 11, 2002, Sirenza made an advance on our loan facility of $450,000 to fund our operations and make payments associated with the global settlement of the securities litigation. As of today, we have borrowed approximately $3.1 million of the Tranche B loan with Sirenza and have approximately $830,000 of availability remaining on the loan commitment.

As usual, I’ll be available to answer any questions you have on our financial performance, but in the meantime I’ll turn it back over to Chuck Bland. Chuck...

CHUCK BLAND

Thanks, Rick.

First, I would like to make a few comments on our new business development activity. We have been working with several of our larger wireless base station customers to convert their VCO purchases to a higher value added solution in the form of a phase lock loop synthesizer, or PLL. Historically, our customers have designed their own unique PLL control circuitry around our VCO, and now they are asking us to deliver the VCO and control circuitry in a single module. We have now been successful in qualifying our designs at three of the larger base station suppliers and we have provided scale up production quantities to two of them during the last several months. The industry’s conversion from VCOs to PLLs will have a marked impact on our revenue as these more technically complex units typically sell for a multiple of two to three times the price of the current VCO that it is replacing on a one-for-one basis.

Based on the current forecast that we have from our customers, the conversion rate will begin to increase in May and June of this year. Again, based on their forecasted figures, PLL modules will account for nearly sixty percent of our total monthly sales revenue to the wireless infrastructure customers by the end of this calendar year.

We have also been successful in increasing our design and specification activity among our smaller customers. During the last three months, we have delivered over 317 product prototypes for evaluation by over 86 different customers. Our ability to quickly deliver prototypes to meet unique customer specifications is a core strength of our engineering team — and we plan to strengthen this capability even further over the next several quarters.

Second, we have been working with Sirenza over the past several months to leverage our key account relationships. In one case in particular where Sirenza had a very strong relationship with the customer, we have been successful in having our PLL design considered for their next generation product. While the opportunity to deliver in higher volumes is still several quarters away, the development of this opportunity was certainly accelerated due to Sirenza’s current relationship with that specific customer. We are working to identify similar opportunities that can be more aggressively pursued as soon as the business combination is complete.

Which leads me to the question that is probably on everyone’s mind — where are we with the Sirenza transaction. At this point, both companies continue to move toward a closing of the transaction some time during the second calendar quarter of this year. Based on our ongoing interactions with Sirenza, we continue to believe that the combination will result in a lean, nimble organization with superb personnel, technology and customer relationships — a tremendous foundation on which to build a leadership position in the industry. Our product lines are complementary and our customer relationships are truly synergistic, and even more importantly we share a common culture regarding our commitment to the customer, technological innovation and growth.

With that, I will now open the call to questions. Operator...

QUESTION AND ANSWER

OPERATOR

Thank you, sir. Ladies and gentlemen, at this time, we will begin the question and answer session. If you have a question, please press the star button followed by one on your push button phone. To decline, please press the star followed by two, you will hear a three tone prompt acknowledging your selection and your questions will be polled in the order in which they are received. If you are using speakerphone equipment today, you will need to lift the handset and press the numbers.

One moment for our first question.

Gentlemen, your first question comes from Jeb Besser of Manchester Management

Mr. Besser: Hi. I’d like to know if you have any sense as to the cash you will need between now and the end of March — a ballpark figure.

Mr. Dutkiewicz: We anticipate drawing down $200,000 during March, and with the advance we just took, we anticipate that should be sufficient.

Mr. Besser: With the $450,000 recently taken to cover litigation costs, should we assume the SEC litigation is settled?

Mr. Dutkiewicz & Mr. Bland: There is a hearing scheduled before the magistrate on March 28. Notification to the class participants has also begun. In addition, a quarter page add appeared on February 11 in the Investor’s Business Daily which is also one of the requirements. So the settlement is moving forward.

Operator: Thank you, sir. Once again ladies and gentlemen if you do have a question press the star followed by the one on your keypad. And as a reminder if you are using speakerphone equipment, you must first lift the handset. There are no additional audio questions at this time.

Mr. Bland: Thank you for attending today’s conference call. Please watch for additional information on the Sirenza transaction to be posted on our website as it is available. If you are signed up for e-mail notification, you will receive notice when we post new information.

Operator: Thank you, sir. This does conclude the Vari-L second quarter teleconference. Thank you for your participation and you may now disconnect.